
February 3, 2011

Mr. John G. Robertson
President
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re:** **Reg Technologies Inc.**
> **Form 20-F for the Year Ended April 30, 2010**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 1-33902**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2010

Item 3. Key Information, page 6

Selected Financial Data, page 6

1. Please revise in future filings to present the specific line items in the same manner as the corresponding line items in the company's financial statements. In this regard, we note that you have presented "capital stock," which includes share capital only and excludes warrants, contributed surplus, and deficit, rather than presenting total shareholders' equity.

Item 5. Operating and Financial Review and Prospects, page 24

Off-Balance Sheet Arrangements, page 29

2. We note your disclosure that there are no known significant off-balance sheet arrangements other than those disclosed elsewhere in the Form 20-F. Please revise in future filings to include a discussion in this section regarding the company's off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Refer to Item 5.E. of Form 20-F.

Item 15. Controls and Procedures, page 55

Disclosure Controls and Procedures, page 56

3. Please revise your filing to include management's conclusion regarding the effectiveness of disclosure controls and procedures. If you conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion, particularly in light of (i) management's conclusion that internal controls over financial reporting were not effective as of the end of your fiscal year and (ii) the omission of management's conclusion regarding the effectiveness of disclosure controls and procedures in your Form 20-F. If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

Item 18. Financial Statements, page 62

Auditors' Report

4. We note the references to "other auditors" who audited the consolidated financial statements for the year ended April 30, 2008. Please amend your filing to include the audit report on the consolidated financial statements for the year ended April 30, 2008.

Notes to Consolidated Financial Statements, page 5

Note 4. Common Stock, page 15

5. Please tell us why you did not record any expense in the fiscal year ended April 30, 2010, related to the 775,000 stock options granted in the fiscal year ended April 30, 2009.

Note 8. Related Party Transactions, page 18

6. We note your disclosures regarding transactions with companies that the President of the company controls or significantly influences, companies that are controlled by officers and directors of the company, and companies having common officers and directors with the company. Please explain to us your relationships with affiliated companies and tell us how you determined that such affiliates should not be consolidated in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief